Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

January 13, 2023

Mr. Robert Shapiro

Ms. Theresa Brillant

Ms. Jennie Beysolow

Mr. Donald Field

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QuantaSing Group Limited (CIK No. 0001932770)
Response to the Staff’s Comments on
Registration Statement on Form F-1 Filed on December 20, 2022

Dear Mr. Shapiro, Ms. Brillant, Ms. Beysolow and Mr. Field,

On behalf of our client, QuantaSing Group Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 12, 2023 on the Company’s registration statement on Form F-1 filed on December 20, 2022 (the “ Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.1 to the Registration Statement (the “Amendment No.1”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Amendment No.1, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

The Company plans to file the form of underwriting agreement in a subsequent short-form amendment on January 17, 2023 and to request that the Commission declare the Registration Statement (as amended) effective on or about January 19, 2023. The Company greatly appreciates the Commission’s continuing assistance and support in meeting this timetable.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊• 桑西尼• 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Cover page

1. We note your response to comment 1 and your revised disclosure in the second paragraph that you have applied to list the ADSs on the Nasdaq Stock Market. Please revise to disclose that this offering is contingent upon the final approval of your Nasdaq Stock Market list-ing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the second paragraph of the cover page and pages 20, 75, 213, 219 and 224 of the Amendment No.1.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 12

2. We note your response to comment 6 and reissue. Please revise to discuss in greater detail the facts and circumstances described in the Draft Rules Regarding Overseas Listing which you state, if implemented might subject you to the filing requirements with the CSRC for this offering and listing and that might also prohibit this offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Three months ended September 30, 2022 compared to three months ended September 30, 2021 Revenues from individual online learning services, page 114

3. Please clarify if the 27% decrease in revenue from financial literacy courses for the quarter ended September 30, 2022 represents a strategic shift to emphasize the marketing of personal interest courses. If so, this appears to imply that introductory financial literacy learners were converted to personal interest paying learners instead of financial literacy learners during the period; however, we noted that the number of other personal interest paying learners declined during this period. Please provide a more comprehensive explanation as to why revenue from financial literacy courses significantly decreased during the period and explain how the above factors, and the decrease repeat purchase rate, contributed to the decrease. Lastly, provide a discussion on management’s assessment of the anticipated effect of this strategic shift on the financial condition and results of operations in future periods. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4 of Form F-1.

Response: The Company wishes to clarify that it seeks to continuously diversify its course offerings, which does not represent a strategic shift to emphasize on the marketing of personal interest courses. The Company has revised the relevant disclosure to clarify its diversification efforts.

Additionally, the Company advises the Staff that the conversion of paying learners for financial literacy courses (under QiNiu) and other personal interest courses (under JiangZhen and QianChi) are substantially separate from each brand. In other words, the paying learners of financial literacy courses are typically converted from introductory financial literacy courses, rather than other introductory-level personal interest courses, and vice versa. The Company wishes to draw the Staff’s attention to the tables under the heading “Key Operating Metrics” on pages 30 and 108 of the Amendment No.1. The number of paying users for other personal interest courses was stable during the relevant period (i.e., approximately 0.1 million).

Furthermore, the Company has broken down the repeat purchase rate by course subjects to show the increasing trend for financial literacy courses, and in light of this fact, the Company has enhanced the disclosure on the decrease in the revenue from financial literacy courses to discuss the impact from the change in the allocation of marketing and corporate resources among various subjects of courses, despite the increase in repeat purchase rate for financial literacy courses.

In light of the above clarifications and in response to the Staff’s comment, the Company has revised the disclosure on pages 30, 31, 36, 37, 105, 107, 108, 115, 119 and 146 of the Amendment No.1.

***

If you have any questions regarding the Amendment No.1, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Peng Li, Chairman and Chief Executive Officer, QuantaSing Group Limited

Dong Xie, Chief Financial Officer, QuantaSing Group Limited

Hendry Pai, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Partner, Latham & Watkins LLP

Daying Zhang, Partner, Latham & Watkins LLP